<Exhibit 1>

Independent Accountants’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have reviewed the non-consolidated balance sheet of Shinhan Financial Group Co., Ltd. (the “Company”) as of September 30, 2003, the related non-consolidated statements of earnings and cash flows for the quarter and the nine months ended September 30, 2003, and the non-consolidated statement of earnings for the nine months ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review. The accompanying non-consolidated statement of earnings for the quarter ended September 30, 2002, presented for comparative purposes, was not reviewed. In addition, for the equity method of accounting, the financial statements of Chohung Bank, which was reviewed by other accountants, were used. Under the equity method of accounting, effects of Chohung Bank on the Company’s securities as of September 30, 2003 and net earnings for the nine months ended September 30, 2003 are W1,776,601 million and W28,531 million, respectively.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review and other accountants’ review, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

The non-consolidated balance sheet of the Company as of December 31, 2002 and the related statements of earnings, appropriation of retained earnings and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated January 24, 2003, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2002, presented for comparative purposes, is not different from that audited by us in all material respects.

The following matters may be helpful to the readers in their understanding of the financial statements:

As discussed in Note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

The non-consolidated financial statements expressed in Korean Won have been translated into United States dollars solely for the convenience of the reader, on the basis set forth in Note 2(b) to the non-consolidated financial statements.

As described in Note 1 and 5 to the non-consolidated financial statements, on July 9, 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the “KDIC”) to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. In accordance with the agreement, the Company purchased 266,349,371 shares in exchange for the Company’s shares on August 18, 2003 and 277,220,773 shares in cash on August 19, 2003. The acquisition of the shares was accounted for using the purchase method, and the acquisition cost of the shares and goodwill were W1,856,593 million and W803,589 million, respectively. Additionally, pursuant to the acquisition agreement, the Company would be required to pay contingent consideration to the KDIC at the maximum amount of W652,284 million related to Asset Indemnity Payment, W166,516 million related to General Indemnity Payment and additional Earn Out Payment based on earnings of Chohung Bank in future periods. These contingent considerations are not included in the acquisition cost on the date of acquisition, for the amount is not determinable. In addition, on June 18, 2003, the Company sold 49% (294,000 shares) of total outstanding shares in Shinhan Credit Information Co., Ltd. to LSH Holdings LLC.

As described in Note 1 to the non-consolidated financial statements, the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

As described in Note 4(a) to the non-consolidated financial statements, Shinhan Bank and Chohung Bank are holding loans (including guarantees and acceptances) provided to and securities issued by SK Networks Co., Ltd. (formerly SK Global Co., Ltd.), amounting to W473,912 million and W346,332 million, respectively. As regards to those loans and securities, Shinhan Bank provides W225,430 million of allowance for loan losses and recorded W4,768 million of impairment loss on available-for-sale securities, and Chohung Bank provides W133,498 million of allowance for loan losses, as of September 30, 2003. Actual losses on these loans and securities may differ materially from the management’s assessments. The accompanying non-consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company for the equity method of accounting.

As described in Note 12 to the non-consolidated financial statements, the Company recorded W1,875,415 million of assets (24.0% of total assets of the Company) as of September 30, 2003 and W70,662 million of operating revenue (20.5% of total operating revenue of the Company) for the nine months ended September 30, 2003 through its related party transactions.

As described in Note 2(m) to the non-consolidated financial statements, the Company adopted Statements of Korea Accounting Standards (SKAS) No. 2 through No. 9, effective from the first fiscal year beginning after December 31, 2002, while, SKAS No. 6, “Events Occurring after the Balance Sheet Date” has been adopted since the year ended December 31, 2002 with encouraged earlier application. The cumulative effect of change in accounting principles due to the application of new accounting standards is offset directly against beginning balance of the stockholders’ equity. Certain accounts of prior year’s non-consolidated financial statements, presented herein for comparative purposes, were reclassified to conform to the current year’s presentation.

KPMG Samjong Accounting Corp.
Seoul, Korea
October 29, 2003

This report is effective as of October 29, 2003, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Shinhan Financial Group Co., Ltd.
Non-Consolidated Balance Sheets
September 30, 2003 and December 31, 2002
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

	Won			U.S. dollars (note 2)

	2003		2002	2003	2002

Assets
Cash and due from bank (notes 3, 12 and 13)	W	25,654	10,613	$22,304	9,227
Securities (note 4)		5,938,663	3,991,863	5,163,157	3,470,582
Loans, net (notes 6, 12 and 13)		1,816,988	765,281	1,579,715	665,345
Fixed assets, net (notes 7 and 15)		2,039	1,754	1,773	1,524
Other assets (notes 8, 12 and 13)		34,909	15,468	30,352	13,449

	W	7,818,253	4,784,979	$6,797,301	4,160,127

Liabilities and Stockholders’ equity
Liabilities:
Borrowings (notes 9 and 13)	W	149,006	36,012	$129,548	31,309
Debentures, net (notes 9 and 13)		1,679,340	732,030	1,460,042	636,437
Retirement and severance benefits (note 10)		190	237	166	206
Other liabilities (notes 11 and 13)		35,170	6,480	30,577	5,634

Total liabilities		1,863,706	774,759	1,620,333	673,586

Stockholders’ equity:
Capital stock of W5,000 par value (note 16)
Common stock		1,471,126	1,461,806	1,279,018	1,270,915
Authorized - 1,000,000,000 shares
Issued - 294,225,190 shares in 2003
Issued - 292,361,125 shares in 2002
Preferred stock		486,523	—	422,990	—
Issued - 097,304,564 shares in 2003
Capital surplus (note 16)		3,316,258	1,976,625	2,883,201	1,718,505
Retained earnings (note 17)		759,233	672,530	660,088	584,707
Capital adjustments (notes 5, 18 and 19)		(78,593)	(100,741)	(68,329)	(87,586)

Total stockholders’ equity		5,954,547	4,010,220	5,176,968	3,486,541
Commitments and contingencies (note 14)

	W	7,818,253	4,784,979	$6,797,301	4,160,127

See accompanying notes to non-consolidated financial statements

Shinhan Financial Group Co., Ltd.
Non-Consolidated Statements of Earnings
Quarters and nine months ended September 30, 2003 and 2002
(In millions of Won and thousands of U.S. dollars, except earnings per share data)
(Unaudited)

	Won					U.S. dollars (note 2)

	Quarter			Nine months		Quarter	Nine months
	ended			ended		ended	ended
	September 30,			September 30,		September 30,	September 30,

	2003		2002	2003	2002	2003	2003

Operating revenue:
Valuation gain on securities accounted for by the equity method (notes 4 and 26)	W	159,862	131,944	273,635	463,904	$138,986	237,902
Interest income (note 12)		28,382	6,009	70,662	15,324	24,676	61,435

		188,244	137,953	344,297	479,228	163,662	299,337
Operating expense:
Interest expense		26,950	5,497	66,585	12,885	23,431	57,890
Fees and commission		4,095	49	4,124	68	3,560	3,585
General and administrative expenses (note 20)		3,869	9,041	15,987	15,554	3,364	13,900

		34,914	14,587	86,696	28,507	30,355	75,375

Operating income		153,330	123,366	257,601	450,721	133,307	223,962
Non-operating income (expense):
Loss from disposition of securities accounted for by the equity method		—	—	(166)	—	—	(144)
Reversal of allowance for loan losses		863	—	—	—	750	—
Donation		—	—	(20)	—	—	(17)
Other, net		(70)	—	(873)	—	(60)	(756)

		793	—	(1,055)	—	690	(917)

Earnings before income taxes		154,123	123,366	256,546	450,721	133,997	223,045
Income taxes (note 21)		—	13,705	—	17,193	—	—

Net earnings	W	154,123	109,661	256,546	433,528	$133,997	223,045

Ordinary income and net earnings per share in Won and U.S. dollars (note 22)	W	481	375	831	1,483	$0.42	0.72

Diluted ordinary income and net earnings per share in Won and U.S. dollars (note 22)	W	454	375	817	1,482	$0.39	0.71

See accompanying notes to non-consolidated financial statements

Shinhan Financial Group Co., Ltd.
Non-Consolidated Statements of Cash Flows
Quarter and nine months ended September 30, 2003
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

	Won			U.S. dollars (note 2)

	Quarter		Nine months	Quarter	Nine months
	ended		ended	ended	ended
	September 30,		September 30,	September 30,	September 30,
	2003		2003	2003	2003

Cash flows from operating activities:
Net earnings	W	154,123	256,546	$133,997	223,045
Adjustments to reconcile net earnings to net cash provided by operating activities:
Interest expense		683	1,768	594	1,537
Depreciation expense		160	391	139	340
Amortization expense		27	82	23	71
Provision for retirement and severance benefit		24	24	21	21
Bad debt expense		—	5,285	—	4,595
Loss (gain) on foreign currency translation, net		1	(1)	1	(1)
Loss from disposition of securities accounted for by the equity method		—	166	—	144
Valuation gain on securities accounted for by the equity method		(159,862)	(273,635)	(138,986)	237,902
Stock compensation expense		405	975	352	848
Reversal of allowance for loan losses		(863)	—	(750)	—
Miscellaneous loss		70	—	61	—
Decrease (increase) in other assets		1,670	(14,609)	1,452	(12,701)
Increase in other liabilities		21,165	28,077	18,401	24,411
Retirement and severance benefit paid		(96)	(131)	(83)	(114)
Deposit for severance benefit insurance		34	59	29	52

Net cash provided by operating activities		17,541	4,997	15,251	480,150

Cash flows from investing activities:
Cash provided by investing activities:
Proceeds from disposition of securities accounted for by the equity method		—	1,529	—	1,329
Decrease in loans		170,000	—	147,800	—
Proceeds from disposition of fixed assets		—	29	—	25
Dividends received		1,000	186,896	869	162,490

		171,000	188,454	148,669	163,844
Cash used in investing activities:
Purchases of securities accounted for by the equity method		(927,034)	(927,034)	(805,976)	(805,976)
Increase in loans		—	(1,060,000)	—	(921,579)
Purchases of fixed assets		(156)	(807)	(136)	(702)
Increase in other assets		(5)	(1,119)	(4)	(972)

		(927,195)	(1,988,960)	(806,116)	(1,729,229)

Net cash used in investing activities		(756,195)	(1,800,506)	(657,447)	(1,565,385)

Shinhan Financial Group Co., Ltd.
Non-Consolidated Statements of Cash Flows, Continued
Quarter and nine months ended September 30, 2003
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

	Won			U.S. dollars (note 2)

	Quarter		Nine months	Quarter	Nine months
	ended		ended	ended	ended
	September 30,		September 30,	September 30,	September 30,
	2003		2003	2003	2003

Cash flows from financing activities:
Cash provided by financing activities:
Increase in borrowings		—	114,500	—	99,548
Increase in debentures		50,000	950,000	43,471	825,943
Issuance of additional shares		927,648	927,648	806,511	806,511

		977,648	1,992,148	849,982	1,732,002
Cash used in financing activities:
Redemption of borrowings		(215,500)	—	(187,359)	—
Issuance cost on debentures paid		(149)	(2,930)	(130)	(2,547)
Dividends paid		(6)	(156,879)	(5)	(136,393)
Issuance cost on stock paid		(21,789)	(21,789)	(18,944)	(18,943)

		(237,444)	(181,598)	(206,438)	(157,883)

Net cash provided by financing activities		740,204	1,810,550	643,544	1,574,119

Net increase in cash and cash equivalents		1,550	15,041	1,348	13,077
Cash and cash equivalents, beginning of the period		24,104	10,613	20,956	9,227

Cash and cash equivalents, end of the period	W	25,654	25,654	$22,304	22,304

See accompanying notes to non-consolidated financial statements

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(Unaudited)

(1)	General Description of the Company

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. to the Company. The Company was formed for the purpose of providing management services and financing to affiliated companies with W1,461,721 million of initial capital stock and the Company’s shares were listed on the Korea Stock Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of September 30, 2003, the Company has 11 subsidiaries and its capital stock consists of W1,471,126 million in common stock and W486,523 million in preferred stock. Details of its subsidiaries are as follows:

(a)	Shinhan Bank

Shinhan Bank was established on September 15, 1981 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust operations. Shinhan Bank operates through 358 branches and 177 automated teller machine locations and its capital stock amounts to W1,223,211 million as of September 30, 2003.

(b)	Chohung Bank

Chohung Bank was established on October 1, 1943 under the General Banking Act of the Republic of Korea through the merger of Han Sung Bank, which was established on February 19, 1897, and Dong Il Bank, which was established on August 8, 1906, to engage in commercial banking and trust operations. The shares of Chohung Bank were listed on the Korea Stock Exchange on June 3, 1956, and Chohung Bank operates through 468 domestic branches, 91 depositary offices and 6 overseas branches and its capital stock amounts to W3,395,592 million as of September 30, 2003.

On July 9, 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the “KDIC”) to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. In accordance with the agreement, the Company purchased 266,349,371 shares in exchange for the Company’s shares on August 18, 2003 and 277,220,773 shares in cash on August 19, 2003.

(c)	Goodmorning Shinhan Securities Co., Ltd.

Goodmorning Shinhan Securities Co., Ltd. (“Goodmorning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. Its shares were listed on the Korea Stock Exchange on December 19, 1986. On June 18, 2002, the Company acquired a 29% share of Good Morning Securities Co., Ltd. from its largest shareholders and on July 31, 2002, Good Morning Securities Co., Ltd. was merged with Shinhan Securities Co., Ltd., which was one of subsidiaries of the Company and renamed to Goodmorning Shinhan Securities. As of September 30, 2003, it operates through 83 branches and its capital stock amounts to W796,998 million.

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(Unaudited)

(1)	General Description of the Company, Continued

(d)	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under Credit Specialty Finance Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of September 30, 2003, Shinhan Card holds 1.99 million of franchise accounts and 2.69 million of credit card holders, and its capital stock amounts to W152,847 million.

(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business and it changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Its capital stock as of September 30, 2003 amounts to W80,000 million.

(f)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”) was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Additionally, on October 24, 2002, the Company sold 3,999,999 shares (50% of total outstanding shares — 1 share) of Shinhan Investment Trust Management Co., Ltd., which has been renamed to Shinhan BNP Paribas ITMC, to BNP Paribas Asset Management. Its capital stock as of September 30, 2003 amounts to W40,000 million.

(g)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Stock Exchange on December 28, 1972. On April 4, 2002, Jeju Bank became one of subsidiaries of the Company through acquiring a 51% share from Korea Deposit Insurance Corporation. Additionally, the Company’s percentage of ownership increased to 62% with the acquisition of additional common shares at W20,177 million on July 5, 2002 and its capital stock as of September 30, 2003 amounts to W77,644 million.

(h)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established in October 1, 2002 to engage in insurance business and other related business. Its capital stock as of September 30, 2003 amounts to W30,000 million.

(i)	e-Shinhan Inc.

e-Shinhan Inc. (“e-Shinhan”) was incorporated on February 21, 2001 to engage in the business of internet brokerage service and comprehensive management services on customer accounts. Its capital stock as of September 30, 2003 amounts to W2,820 million.

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(Unaudited)

(1)	General Description of the Company, Continued

(j)	Shinhan Macquarie Financial Advisory Co., Ltd.

Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross border leasing. Its capital stock as of September 30, 2003 amounts to W1,000 million.

(k)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 as wholly owned subsidiary of the Company to engage in the business of debt collection services and credit research. Additionally, the Company sold 294,000 shares (49% of total outstanding shares) of Shinhan Credit Information to LSH Holdings LLC on June 18, 2003. Its capital stock as of September 30, 2003 amounts to W3,000 million.

Ownerships of Company’s subsidiaries as of September 30, 2003 and December 31, 2002 are as follows:

		2003			2002

				Ownership		Ownership
		Number of		Percentage	Number	Percentage
Investor	Investee	shares		(%)	of shares	(%)

The Company	Shinhan Bank	244,630,672		100.0	244,630,672	100.0
	Chohung Bank	543,570,144		80.0	—	—
	Goodmorning Shinhan Securities	94,084,384	(*)	59.4	94,084,384	59.4
	Shinhan Card	30,569,400		100.0	30,569,400	100.0
	Shinhan Capital	16,000,000		100.0	16,000,000	100.0
	Shinhan BNP Paribas ITMC	4,000,001		50.0	4,000,001	50.0
	Jeju Bank	9,692,369		62.4	9,692,369	62.4
	SH&C Life Insurance	3,000,001		50.0	3,000,001	50.0
	e-Shinhan	415,495		73.7	415,495	73.7
	Shinhan Macquarie	102,000		51.0	102,000	51.0
	Shinhan Credit Information	306,000		51.0	600,000	100.0
Shinhan Bank	The Company	29,873,295	(**)	10.2	29,873,674	10.2

(*) 1,041,408 shares of treasury stock considered

(**) Preferred stock excluded

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies

(a)	Basis of Financial Statements Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

Certain accounts of prior year’s non-consolidated financial statements were reclassified to conform to the current period’s presentation. These reclassifications did not result in any material change to reported net earnings or stockholders’ equity.

(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W1,150.20 to US$1, the basic exchange rate on September 30, 2003. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Allowance for Loan Losses

The Company provides an allowance for doubtful accounts to cover estimated losses on loans, based on collection experience and analysis of the collectibility of individual outstanding loans.

(d)	Investments in Securities

Effective from the fiscal year after December 31, 2002, the Company adopted Statements of Korea Accounting Standards (“SKAS”) No. 8, “Investments in Securities.” In accordance with the SKAS, certain debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are recorded at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

(e)	Investment Securities under the Equity Method of Accounting

Investments in affiliated companies owned 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as goodwill or other intangibles. Goodwill (negative goodwill) is amortized by the straight-line method over a reasonable period, generally less than 20 years. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

Under the equity method of accounting, the Company does not record its share of losses of affiliate companies when such losses would make the Company’s investment in such entity less than zero.

For the equity method of accounting, the Company applies its own criteria in providing allowances for loan losses of its subsidiaries. Accordingly, W1,659 million of additional allowances for Jeju Bank are provided, as of September 30, 2003, for the equity method.

(f)	Fixed Assets

i)	Tangible Assets

Tangible assets are stated at cost. Significant additions or improvements extending value or useful lives of assets are capitalized, where normal maintenance and repairs are charged to expense when incurred.

The depreciation method and useful lives of tangible assets are as follows:

Descriptions	Depreciation Method	Useful Lives

Vehicles	Declining-balance	5 years
Furniture, fixtures and other	“	“
Leasehold improvement	Straight-line	“

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

ii)	Intangible Assets

Intangible assets are stated at acquisition cost less amortization computed using the straight-line method over 5 years.

(g)	Discounts on Debentures

Discounts on debentures issued, which represent the difference between the face value of debentures issued and the issuance price of debentures, are amortized on the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(h)	Income Taxes

Income tax on the earnings for the year comprises current and deferred tax. Income tax is recognized in the statement of earnings except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying balance sheets as a deduction from the liability for retirement and severance benefits.

(j)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,150.20 and W1,200.40 to US$1, the rate of exchange on September 30, 2003 and December 31, 2002, respectively, that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

(k)	Stock Options

The stock option program allows the Company’s employees to acquire shares of the Company or to be compensated for the market price difference. In case of stock grant type, the Company values stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and a capital adjustment over the period in which the options vest. In case of price compensation type, the Company recognizes the compensation expense as an expense and a liability over the period in which the options vest.

(l)	Contingent Liabilities

Contingent losses are generally recognized as a liability when probable and reasonably estimable.

(m)	Adoption of New Accounting Standard

The Company adopted SKAS No. 2 through No. 9, effective from the first fiscal year beginning after December 31, 2002, while, SKAS No. 6, “Events Occurring after the Balance Sheet Date” has been adopted since the year ended December 31, 2002 with encouraged earlier application. The cumulative effect of change in accounting principles is offset directly against beginning balance of the stockholders’ equity, while, the Company reports financial statements of the current period in accordance with the new method as regards to change in estimate, prospectively.

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

(3)	Cash and Due from Banks

As of September 30, 2003 and December 31, 2002, W2.5 million of cash and due from banks is restricted for guarantee deposits on bank accounts.

(4)	Securities

Securities as of September 30, 2003 and December 31, 2002 are as follows:

	Won			U.S. dollars (Note 2)

	2003		2002	2003	2002

Investment securities accounted for by the equity method	W	5,937,103	3,990,774	$5,161,801	3,469,635
Available-for-sale securities		1,560	1,089	1,356	947

	W	5,938,663	3,991,863	$5,163,157	3,470,582

(a)	Investment Securities accounted for by the Equity Method

(i)	Details of investment securities accounted for by the equity method as of September 30, 2003 and December 31, 2002 consist of the following:

	2003

			Acquisition	Equity
	Beginning		and dividend,	method	Retained	Capital	Ending
Subsidiaries	balance		net	gain (loss)	earnings	adjustments	balance

Shinhan Bank	W	3,043,952	(183,415)	313,325	33	106,441	3,280,336
Chohung Bank (*)		—	1,856,593	28,531	15	(108,538)	1,776,601
Goodmorning Shinhan Securities		531,566	—	9,966	(12,342)	16,189	545,379
Shinhan Card		247,460	—	(101,072)	—	—	146,388
Shinhan Capital		76,458	—	22,564	—	4,691	103,713
Shinhan BNP Paribas ITMC		22,581	(1,000)	454	(37)	38	22,036
Jeju Bank		46,692	(2,423)	2,170	—	(2,209)	44,230
SH&C Life Insurance		14,630	—	(1,337)	—	353	13,646
e-Shinhan		3,892	—	(871)	(1)	—	3,020
Shinhan Macquarie		423	—	(96)	—	—	327
Shinhan Credit Information		3,121	(1,695)	1	—	—	1,427

	W	3,990,775	1,668,060	273,635	(12,332)	16,965	5,937,103

Shinhan Bank and Chohung Bank are holding loans (including guarantees and acceptances) provided to and securities issued by SK Networks Co., Ltd. (formerly SK Global Co., Ltd.), amounting to W473,912 million and W346,332 million, respectively. As regards to those loans and securities, Shinhan Bank provides W225,430 million of allowance for loan losses and recorded W4,768 million of impairment loss and Chohung Bank provided W133,498 million of allowance for loan losses, as of September 30, 2003. Actual losses on these loans and securities may differ materially from the management’s assessments. The accompanying non-consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company for the equity method of accounting.

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(In millions of Won)
(Unaudited)

(4)	Securities, Continued

The changes in goodwill (negative goodwill) for the nine months ended September 30, 2003 are as follows:

	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance

Chohung Bank	W	—	803,589	4,783	798,806
Goodmorning Shinhan Securities		161,542	—	12,753	148,789
Jeju Bank		(7,034)	—	(569)	(6,465)

	W	154,508	803,589	16,967	941,130

	2002

			Acquisition	Equity
	Beginning		and dividend,	method	Retained	Capital	Ending
Subsidiaries	balance		net	gain (loss)	earnings	adjustments	balance

Shinhan Bank	W	3,446,112	(870,651)	595,866	(215)	(127,160)	3,043,952
Goodmorning Shinhan Securities (*)		243,673	390,710	(749)	(36)	(102,032)	531,566
Shinhan Card		—	246,956	504	—	—	247,460
Shinhan Capital		63,781	—	13,429	(63)	(689)	76,458
Shinhan BNP Paribas ITMC		42,557	(23,900)	3,961	(74)	37	22,581
Jeju Bank (*)		—	42,935	6,683	(118)	(2,808)	46,692
SH&C Life Insurance		—	15,000	(453)	—	83	14,630
e-Shinhan		4,673	—	(806)	(1)	26	3,892
Shinhan Macquarie		776	(484)	134	(3)	—	423
Shinhan Credit Information		—	3,000	121	—	—	3,121

	W	3,801,572	(196,434)	618,690	(510)	(232,543)	3,990,775

The changes in goodwill (negative goodwill) for the year ended December 31, 2002 are as follows:

	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance

Goodmorning Shinhan Securities	W	—	170,045	8,503	161,542
Jeju Bank		—	(7,585)	(551)	(7,034)

	W	—	162,460	7,952	154,508

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(In millions of Won)
(Unaudited)

(4)	Securities, Continued

(b)	Available-for-Sale Securities

Available-for-sale securities as of September 30, 2003 and December 31, 2002 are as follows:

			Fair value (book value)
	Acquisition
	cost		2003	2002

Bond with stock warrant issued by Shinhan Bank	W	1,785	1,560	1,089

In addition, changes in unrealized gain (loss) on available-for-sale securities for the nine months ended September 30, 2003 and the year ended December 31, 2002 are as follows:

	2003		2002

Beginning balance of unrealized gain (loss)	W	(668)	—
Realized gain (loss)		—	—
Other changes		495	(668)

Ending balance of unrealized gain (loss)	W	(173)	(668)

(5)	Acquisition of Chohung Bank

On July 9, 2003, the Company made an agreement with the KDIC to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. In accordance with the agreement, the Company purchased 266,349,371 shares in exchange for the Company’s shares on August 18, 2003 and 277,220,773 shares in cash on August 19, 2003.

As regards to the acquisition, the Company recognized identifiable assets and liabilities of Chohung Bank as fair value on the date of acquisition using the purchase method.

Condensed balance sheets as of December 31, 2002 and August 31, 2003 and statements of earnings for the year ended December 31, 2002 and the eight months ended August 31, 2003 of Chohung Bank are as follows:

			August 31, 2003
	December 31, 2002		(Acquisition date)

Condensed balance sheets:
Total assets	W	66,196,288	65,297,366
Total liabilities		63,903,990	63,153,224

Total stockholders’ equity	W	2,292,298	2,144,142

Condensed statements of earnings:
Operating revenue	W	5,317,063	3,666,283
Operating expense		5,451,812	4,335,577

Operating income (losses)		(134,749)	(669,293)
Ordinary income (losses)		(611,160)	(694,949)
Net earnings (losses)	W	(586,045)	(720,293)

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(In millions of Won)
(Unaudited)

(5)	Acquisition of Chohung Bank, Continued

Goodwill incurred in relation to the acquisition of Chohung Bank is as follows:

Acquisition cost	W	1,856,593
Net asset value (fair value)		1,053,004

Goodwill	W	803,589

Additionally, the Company would be required to pay contingent consideration to the KDIC in relation to the earnings in the future and changes in fair value of assets and liabilities of Chohung Bank and the details are as follows:

•	Asset Indemnity Payment
	Amount	:	W652,284 million — asset indemnity amount for corporate loans, returned KAMCO loans and credit card loans
	Payment date	:	earlier of 60 days after the date asset indemnity is determined as of June 30, 2005 or the date as agreed on
	Interest	:	4.3% per annum

•	General Indemnity Payment
	Amount	:	W166,516 million (deductible any amounts due and payable by the KDIC to the Company in connection with the breach of representation or warranty)
	Payment date	:	the second anniversary date of cash portion closing date
	Interest	:	4.3% per annum

•	Earn Out Payment
	Amount	:	20% of the total excess amount, which means net earnings of Chohung Bank for fiscal years of 2004, 2005 and 2006 in excess of W1,800 billion
	Payment date	:	within 30 days after the date excess amount is determined for the fiscal year of 2006

These contingent considerations are not included in the acquisition cost on the date of acquisition, for the amount is not determinable.

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

(6)	Loans

(a)	Loans as of September 30, 2003 and December 31, 2002 consist of the following:

	Won			U.S. dollars (Note 2)

	2003		2002	2003	2002

Loans in Won	W	1,557,200	497,200	$1,353,852	432,272
Loans in foreign currencies		68,919	71,927	59,919	62,534
Privately placed bonds		200,000	200,000	173,883	173,883

		1,826,119	769,127	1,587,654	668,689
Less: allowance for loan losses		(9,131)	(3,846)	(7,939)	(3,344)

	W	1,816,988	765,281	$1,579,715	665,345

(b)	Details of loans as of September 30, 2003 and December 31, 2002 are as follows:

	Borrower	Interest rate (%)	2003		2002

Loans in Won	Shinhan Card	5.24 ~ 6.28	W	1,060,000	200,000
“	Shinhan Capital	5.54 ~ 8.12		497,200	297,200

				1,557,200	497,200
Loans in foreign currencies	Shinhan Capital	Libor+1.14 ~ 1.2		68,919	71,927
Privately placed bonds	Shinhan Bank	7.42		50,000	50,000
“	Goodmorning Shinhan Securities	6.23		130,000	130,000
“	Jeju Bank	8.14		20,000	20,000

				200,000	200,000

				1,826,119	769,127
Less: allowance for loan losses				(9,131)	(3,846)

			W	1,816,988	765,281

(c)	The maturities of loans by remaining period as of September 30, 2003 and December 31, 2002 are as follows:

			Loans in
Remaining period	Loans		foreign	Privately
(as of September 30, 2003)	in Won		currencies	placed bonds	Total

Within 3 months	W	110,000	—	—	110,000
3 months ~ 12 months		—	—	130,000	130,000
1 ~ 3 years		1,217,200	68,919	—	1,286,119
More than 3 years		230,000	—	70,000	300,000

	W	1,557,200	68,919	200,000	1,826,119

			Loans in
Remaining period	Loans		foreign	Privately
(as of December 31, 2002)	in Won		currencies	placed bonds	Total

Within 3 months	W	—	—	—	—
3 months ~ 12 months		—	—	—	—
1 ~ 3 years		417,200	71,927	130,000	619,127
More than 3 years		80,000	—	70,000	150,000

	W	497,200	71,927	200,000	769,127

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

(7)	Fixed Assets

Details of fixed assets as of September 30, 2003 and December 31, 2002 are summarized as follows:

	Won			U.S. dollars (Note 2)

	2003		2002	2003	2002

Property and equipment:
Vehicles	W	391	242	$340	210
Furniture and fixtures		447	344	389	299
Leasehold improvement and other		1,767	1,283	1,536	1,115

		2,605	1,869	2,265	1,624
Less: Accumulated depreciation		(1,006)	(656)	(875)	(570)

		1,599	1,213	1,390	1,054
Intangible assets:
Organization costs		—	20	—	17
Other		440	521	383	453

		440	541	383	470

	W	2,039	1,754	$1,773	1,524

(8)	Other Assets

Other assets as of September 30, 2003 and December 31, 2002 are as follows:

	Won			U.S. dollars (Note 2)

	2003		2002	2003	2002

Guarantee deposits paid	W	7,841	7,069	$6,817	6,147
Accounts receivable		6,105	2,361	5,308	2,053
Accrued income		9,836	4,332	8,552	3,766
Advance payments		10	—	9	—
Prepaid expenses		294	48	256	42
Prepaid income taxes		9,801	982	8,521	854
Other		1,022	675	889	587

	W	34,909	15,467	$30,352	13,449

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

(9)	Borrowings and Debentures

(a)	Borrowings and debentures as of September 30, 2003 and December 31, 2002 consist of the followings:

		Won			U.S. dollars (Note 2)
	Interest
	rate (%)	2003		2002	2003	2002

Borrowings:
Borrowings in Won	5.04 ~ 5.43	W	114,500	—	$99,548	—
Borrowings in foreign currencies	Libor+1		34,506	36,012	30,000	31,309

		W	149,006	36,012	$129,548	31,309

Debentures:
Korean Won debentures	5.00 ~ 7.47	W	1,650,000	700,000	$1,434,533	608,590
Foreign currency debentures	Libor+0.85		34,506	36,012	30,000	31,309

			1,684,506	736,012	1,464,533	639,899
Less: discounts on debentures			(5,166)	(3,982)	(4,491)	(3,462)

		W	1,679,340	732,030	$1,460,042	636,437

(b)	The maturities of borrowings and debentures as of September 30, 2003 and December 31, 2002 are as follows:

			Borrowings	Korean	Foreign
Remaining period	Borrowings		in foreign	Won	currency
(as of September 30, 2003)	in Won		currencies	debentures	debentures	Total

Within 3 months	W	114,500	—	—	—	114,500
3 months ~ 12 months		—	—	130,000	—	130,000
1 ~ 3 years		—	34,506	1,340,000	34,506	1,409,012
More than 3 years		—	—	180,000	—	180,000

	W	114,500	34,506	1,650,000	34,506	1,833,512

			Borrowings	Korean	Foreign
Remaining period	Borrowings		in foreign	Won	currency
(as of December 31, 2002)	in Won		currencies	debentures	debentures	Total

Within 3 months	W	—	—	—	—	—
3 months ~ 12 months		—	—	—	—	—
1 ~ 3 years		—	36,012	570,000	36,012	642,024
More than 3 years		—	—	130,000	—	130,000

	W	—	36,012	700,000	36,012	772,024

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

(10)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the nine months ended September 30, 2003 and the year ended December 31, 2002 are summarized as follows:

	Won			U.S. dollars (Note 2)

	2003		2002	2003	2002

Estimated severance liability at beginning of period	W	570	—	$496	—
Provision		(131)	(24)	(114)	(21)
Payment		24	594	21	517

Estimated severance liability at end of period		463	570	403	496
Less: deposits for severance benefit insurance		(273)	(333)	(237)	(290)

Net balance at end of period	W	190	237	$166	206

(11)	Other Liabilities

Other liabilities as of September 30, 2003 and December 31, 2002 consist of the following:

	Won			U.S. dollars (Note 2)

	2003		2002	2003	2002

Withholding taxes	W	394	523	$343	455
Dividends payable		1,066	453	927	394
Accounts payable		23,662	1,541	20,572	1,339
Accrued expenses		9,868	3,963	8,579	3,446
Unearned revenue		180	—	156	—

	W	35,170	6,480	$30,577	5,634

(12)	Related Party Transactions

(a)	Details of transactions

Significant transactions with the related parties for the quarters and nine months ended September 30, 2003 and 2002 are as follows:

			Quarter			Nine months
			ended			ended
			September 30,			September 30,

Revenue earned	Expense incurred	Account	2003		2002	2003	2002

The Company	Shinhan Bank	Interest income	W	1,029	1,089	3,192	4,561
“	Goodmorning Shinhan Securities	“		2,026	111	6,052	111
“	Shinhan Card	“		16,624	—	39,181	—
“	Shinhan Capital	“		8,296	4,398	21,016	10,059
“	Jeju Bank	“		407	410	1,221	593

				28,382	6,008	70,662	15,324

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(In millions of Won)
(Unaudited)

(12)	Related Party Transactions, Continued

			Quarter			Nine months
			ended			ended
			September 30,			September 30,

Revenue earned	Expense incurred	Account	2003		2002	2003	2002

Shinhan Bank	Chohung Bank	Gain on derivatives		970	—	970	—
“	Goodmorning Shinhan Securities	Interest income		1,226	52	2,099	1,412
“	“	Rental income		39	—	100	—
“	Shinhan Card	Interest income		1,393	—	4,022	—
“	“	Fees and commissions		13,352	22,865	49,957	30,115
“	“	Rental income		197	200	605	200
“	Shinhan Capital	Interest income		685	2,904	2,193	7,611
“	“	Gain on derivatives		434	—	434	—
“	“	Rental income		78	—	232	—
“	Jeju Bank	Interest income		53	167	172	167
“	Shinhan Credit Information	Rental income		51	—	164	—
Chohung Bank	Shinhan Bank	Gain on derivatives		882	—	882	—
Goodmorning Shinhan Securities	Shinhan Bank	Interest income		1,015	—	1,336	—
“	“	Fees and commissions		340	—	340	—
“	Shinhan Card	Rental income		53	—	158	—
“	Shinhan BNP Paribas ITMC	Rental income		151	—	151	—
Shinhan Card	Shinhan Bank	Interest income		—	428	5	428
“	“	Fees and commissions		10	—	25	—
Shinhan Capital	Shinhan Bank	Interest income		92	284	284	1,038
“	“	Gain on derivatives		1,390	1,721	1,941	1,721
Shinhan BNP Paribas ITMC	Shinhan Bank	Interest income		119	273	298	273
Jeju Bank	Shinhan Bank	Interest income		41	71	87	71
SH&C Life Insurance	Shinhan Bank	Interest income		115	—	372	—
e-Shinhan	Shinhan Bank	Interest income		30	142	108	142
“	The Company	Fees and commissions		55	—	55	—
Shinhan Credit Information	Shinhan Bank	Fees and commissions		677	—	1,909	—
“	Shinhan Card	Fees and commissions		2,393	—	5,969	—
“	Jeju Bank	Fees and commissions		141	—	425	—

				25,982	29,107	75,293	43,178

			W	54,364	35,115	145,955	58,502

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements
September 30, 2003
(In millions of Won)
(Unaudited)

(12)	Related Party Transactions, Continued

(b)	Account balances

Significant balances with the related parties as of September 30, 2003 and December 31, 2002 are summarized as follows:

Creditor	Debtor	Account	2003		2002

The Company	Shinhan Bank	Due from banks	W	25,654	10,613
“	“	Other assets (Guarantee deposits)		7,673	6,902
“	“	Loans (Privately placed bonds)		50,000	50,000
“	“	Other assets (Accounts receivable)		5,443	2,171
“	“	Other assets (Accrued income)		116	123
“	Goodmorning Shinhan Securities	Loans (Privately placed bonds)		130,000	130,000
“	“	Other assets (Accrued income)		111	134
“	Shinhan Card	Loans		1,060,000	200,000
“	“	Other assets (Accounts receivable)		102	—
“	“	Other assets (Accrued income)		5,418	925
“	Shinhan Capital	Loans		566,119	369,127
“	“	Other assets (Accounts receivable)		501	190
“	“	Other assets (Accrued income)		4,065	2,965
“	Jeju Bank	Loans (Privately placed bonds)		20,000	20,000
“	“	Other assets (Accrued income)		186	186
“	Shinhan Credit Information	Other assets (Accounts receivable)		27	—

				1,875,415	793,336

Shinhan Bank	Chohung Bank	Available-for-sale securities		131,928	—
“	“	Other assets (Accounts receivable)		3,450	—
“	“	Derivative assets		1,632	—
“	Goodmorning Shinhan Securities	Loans (Privately placed bonds)		30,000	70,000
“	“	Other assets (Accrued income)		350	1,047
“	“	Other assets (Guarantee deposits)		4,068	530
“	Shinhan Card	Call loans		56,500	7,500
“	“	Loans		727	—
“	“	Other assets (Accrued income)		590	—
“	Shinhan Capital	Loans		69,293	37,959
“	“	Loans (Privately placed bonds)		10,000	—
“	“	Derivative assets		321	—
“	“	Other assets (Accrued income)		147	133
“	Jeju Bank	Loans (Privately placed bonds)		3,140	3,140
“	“	Other assets (Accounts receivable)		156	—
Chohung Bank	Shinhan Bank	Other assets (Accounts receivable)		3,450	—
“	“	Derivative assets		6,636	—
“	Shinhan Capital	Loans		747	—

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won)
(Unaudited)

(12)	Related Party Transactions, Continued

Creditor	Debtor	Account	2003		2002

Goodmorning Shinhan Securities	Shinhan Bank	Due from banks		39,604	11,908
“	“	Other assets (Guarantee deposits)		5,589	5,526
“	“	Other assets (Accrued income)		71	252
“	Chohung Bank	Due from banks		994	—
Shinhan Card	The Company	Other assets (Prepaid expense)		180	—
“	Shinhan Bank	Cash and due from banks		326	—
“	“	Other assets (Guarantee deposits)		1,189	387
“	Goodmorning Shinhan Securities	Other assets (Guarantee deposits)		4,635	3,289
Shinhan Capital	Shinhan Bank	Short-term financial instruments		36,800	16,666
“	“	Currency swap		3,419	2,000
“	“	Other assets (Guarantee deposits)		292	418
Shinhan BNP Paribas ITMC	Shinhan Bank	Due from banks		10,200	8,985
“	“	Other assets (Accrued income)		144	—
“	Goodmorning Shinhan Securities	Other assets (Guarantee deposits)		3,496	850
Jeju Bank	Shinhan Bank	Call loans		—	4,922
SH&C Life Insurance	Shinhan Bank	Cash and cash equivalents		13,216	12,327
“	“	Other assets (Accrued income)		362	—
e-Shinhan	Shinhan Bank	Cash and cash equivalents		884	3,718
Shinhan Macquarie	Shinhan Bank	Cash and cash equivalents		1,206	168
Shinhan Credit Information	Shinhan Bank	Cash and cash equivalents		1,031	1,395
“	“	Other assets (Accounts receivable)		227	—
“	“	Other assets (Guarantee deposits)		866	—
“	Shinhan Card	Other assets (Accounts receivable)		862	—
“	Jeju Bank	Other assets (Accrued income)		68	—
“	“	Other assets (Guarantee deposits)		60	—

				448,856	193,120

			W	2,324,271	986,456

(c)	Guarantees and acceptances

The guarantees and acceptances provided between the related parties as of September 30, 2003 are as follows:

Creditor	Debtor	Account	Amount guaranteed

The Company	Goodmorning Shinhan Securities	Lease guarantee	W	50,000
Shinhan Bank	Shinhan Capital	Letter of credit		25,210
“	Shinhan Finance	Guarantees for loans		12,185
Shinhan Bank	Good Morning Securities USA. Inc.	Guarantees for operations		13,802

			W	101,197

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

(13)	Assets and Liabilities Denominated in Foreign Currency

Assets and liabilities denominated in foreign currency as of September 30, 2003 and December 31, 2002 are summarized as follows:

	Foreign currency		Equivalent Won

	2003	2002	2003		2002

Assets:
Cash and due from banks	$—	90	W	—	108
Loans	59,919	59,919		68,919	71,927
Other assets (accrued income)	62	547		72	657

Total	$59,981	60,556	W	68,991	72,692

Liabilities:
Borrowings	$30,000	30,000	W	34,506	36,012
Debentures	30,000	30,000		34,506	36,012
Discounts on debentures	(59)	(79)		(68)	(95)
Other liabilities (accrued expenses)	56	503		65	604

Total	$59,997	60,424	W	69,009	72,533

(14)	Commitments and Contingencies

(a)	Indemnification on contingent loss

Pursuant to the sale agreement of 50% shares in Shinhan ITMC, entered into between BNP Paribas Asset Management Group and the Company, the Company agreed to compensate BNP Paribas Asset Management Group for contingent loss arising from following pending lawsuits filed against Shinihan BNPP ITMC:

Plaintiff	Claimed for	Amount to be
		claimed

Dong Yang Venture Capital Co., Ltd.	Indemnification for losses	W	14,930
Bumin Mutual Savings Bank	“		100
National Federation of Fisheries Co., Ltd.	“		1,000
Fine Capital Co., Ltd. (formerly Kookmin leasing Co., Ltd.)	“		2,800

		W	18,830

According to the settlement of the lawsuit by Fine Capital Co., Ltd., the Company recorded W 987 million of loss for the nine months ended September 30, 2003. However, the ultimate outcome of other lawsuits cannot be presently determined.

(b)	As of September 30, 2003, the Company has provided a blank note to Koram Bank, as collateral related to bank overdrafts.

(15)	Insurance

As of September 30, 2003, the Company maintains insurance policies covering loss and liability arising from automobile accidents.

Shinhan Financial Group Co., Ltd.

Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won)
(Unaudited)

(16)	Capital Stock

(a)	The Company issued new preferred stock for the nine months ended September 30, 2003 and the details are as follows:

		Predetermined
	Number of	dividend
	shares	rate (%)	Redeemable period

Redeemable preferred stock:
Series 1	9,316,792	4.04	Aug. 19, 2004 ~ Aug. 18, 2006
Series 2	9,316,792	4.04	Aug. 19, 2005 ~ Aug. 18, 2007
Series 3	9,316,792	4.04	Aug. 19, 2006 ~ Aug. 18, 2008
Series 4	9,316,792	4.04	Aug. 19, 2007 ~ Aug. 18, 2009
Series 5	9,316,793	4.04	Aug. 19, 2008 ~ Aug. 18, 2010
Series 6	3,500,000	7.00	Jul. 19, 2006 ~ Aug. 18, 2006
Series 7	2,433,334	7.46	Jul. 19, 2008 ~ Aug. 18, 2008
Series 8	66,666	7.86	Jul. 19, 2010 ~ Aug. 18, 2010

	52,583,961
Redeemable convertible preferred stock:
Series 9 (*)	44,720,603	2.02	Aug. 19, 2006 ~ Aug. 18, 2008

	97,304,564

(*)	Convertible period	:	Aug. 19, 2004 ~ Aug. 18, 2007
	Conversion ratio	:	1 common share to 1 preferred share
	Conversion price in Won	:	W18,086

(b)	Details of changes in capital stock for the nine months ended September 30, 2003 and the year ended December 31, 2002 are as follows:

	2003

	Number of	Capital	Capital
	shares	stock	surplus

Balance at beginning of the period	292,361,125	1,461,806	1,976,625
Redeemable preferred stock issued:
Series 1 to 5	46,583,961	232,920	237,784
Series 6 to 8	6,000,000	30,000	855,337
Redeemable convertible preferred stock issued:
Series 9	44,720,603	223,603	228,271
Common stock issued	1,864,065	9,320	18,241

Balance at end of the period	391,529,754	1,957,649	3,316,258

	2002

	Number of	Capital	Capital
	shares	stock	surplus

Balance at beginning of the year	292,344,192	1,461,721	1,976,650
Stock exchange	16,933	85	(-)25

Balance at end of the year	292,361,125	1,461,806	1,976,625

Shinhan Financial Group Co., Ltd.

Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

(17)	Retained Earnings

Retained earnings as of September 30, 2003 and December 31, 2002 are summarized as follows:

	Won			U.S. dollars (Note 2)

	2003		2002	2003	2002

Legal reserves	W	82,469	22,076	$71,700	19,193
Retained earnings before appropriations		676,764	650,454	588,388	565,514

	W	759,233	672,530	$660,088	584,707

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net earnings as a legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

(18)	Capital Adjustment

Capital adjustments as of September 30, 2003 and December 31, 2002 consist of the following:

	Won			U.S. dollars (Note 2)

	2003		2002	2003	2002

Valuation loss on securities accounted for by the equity method	W	(86,112)	(103,077)	$(74,867)	(89,617)
Unrealized loss on available-for-sale securities		(173)	(668)	(150)	(581)
Stock options		7,692	3,004	6,688	2,612

	W	(78,593)	(100,741)	$(68,329)	(87,586)

(19)	Stock Options

(a)	Details of stock options

Grant date	May 22, 2002	May 15, 2003
Shares granted	1,004,200 shares	1,156,300 shares
Share expired to date	35,894 shares	1,064 shares
Shares outstanding	968,306 shares	1,155,236 shares
Type of stock options	Stock grant or price compensation	Stock grant or price compensation
Exercise price (Won)	W 18,910	W 11,800
Exercise period	Within 4 years after 2 years from grant date	Within 4 years after 2 years from grant date
Forfeited period	after 6 years from grant date	after 6 years from grant date

Shinhan Financial Group Co., Ltd.

Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won)
(Unaudited)

(19)	Stock Options, Continued

(b)	The Company calculated the compensation expenses using the fair value method for stock grant and details are as follows:

Grant date	May 22, 2002	May 15, 2003
Risk-free interest rate	6.43%	4.25%
Expected exercise period	4 years	4 years
Expected stock price volatility	27.13%	22.11%
Expected dividend yield	0%	0%
Expected ratios of no-exercise	0%	0%
Weighted average fair value (Won)	W 9,812	W 5,292

(c)	Changes in stock compensation expense for the nine months ended September 30, 2003 are as follows:

		Personnel of		Personnel of
Grant date	Stock compensation expense	the Company		subsidiaries	Total

May 22, 2002	Recorded at beginning of the period	W	643	2,361	3,004
	Incurred during the period		709	2,816	3,525
	To be recorded in subsequent periods		572	2,204	2,776
May 15, 2003	Recorded at beginning of the period		—	—	—
	Incurred during the period		266	897	1,163
	To be recorded in subsequent periods		1,134	3,822	4,956

For stock options, which were granted to the personnel of the subsidiaries, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, the subsidiaries have recorded compensation expense as long-term payables, and the Company has accounted for as accounts receivable.

Shinhan Financial Group Co., Ltd.

Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won and thousands of U.S. dollars)
(Unaudited)

(20)	General and Administrative Expenses

Details of general and administrative expenses for the quarters and nine months ended September 30, 2003 and 2002 are as follows:

	Won					U.S. dollars (note 2)

	Quarter			Nine months		Quarter	Nine months
	ended			ended		ended	ended
	September 30,			September 30,		September 30,	September 30,

	2003		2002	2003	2002	2003	2003

Salaries and wages	W	2,522	1,643	6,496	4,140	$2,193	5,648
Provision for retirement and severance benefits		24	296	24	296	21	21
Other employees benefits		105	99	373	290	91	324
Rental		17	64	57	75	15	50
Entertainment		288	469	1,013	926	250	881
Depreciation		160	119	391	354	139	340
Amortization		27	4	82	12	23	71
Bad debts		—	1,874	5,285	3,534	—	4,595
Taxes and dues		124	36	189	91	108	164
Advertising		8	62	13	67	7	11
Fees and commission		214	4,129	1,152	5,250	186	1,002
Other		380	246	912	519	331	793

	W	3,869	9,041	15,987	15,554	$3,364	13,900

(21)	Income Taxes

(a)	The Company is subject to income taxes based on taxable earnings, which results in the normal tax rate of 29.7%.

The components of income taxes for the quarters and the nine months ended September 30, 2003 and 2002 are as follows:

	Quarter ended			Nine months ended
	September 30,			September 30,

	2003		2002	2003	2002

Current income taxes	W	—	—	—	—
Deferred taxes		—	13,705	—	17,193

	W	—	13,705	—	17,193

Shinhan Financial Group Co., Ltd.

Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won)
(Unaudited)

(21)	Income Taxes, Continued

(b)	Reconciliation of accounting income and taxable income for the nine months ended September 30, 2003 and the year ended December 31, 2002 is as follows:

	Temporary difference			Permanent difference

Description	2003		2002	2003	2002

Addition:
Dividends received	W	186,896	640,771	—	—
Accrued income earned in prior period		4,332	737	—	—
Securities		12,332	510	—	—
Retirement and severance benefits		—	342	—	—
Stock compensation expense		—	—	975	643
Entertainment expense in excess of tax limit		—	—	965	1,843
Other		20	—	20	—

		203,580	642,360	1,960	2,486

Deduction:
Dividends received		—	—	(186,254)	(640,578)
Retained earnings		—	—	(12,332)	(510)
Retained earnings		—	—	(20)	—
Accrued income earned in current period		(9,836)	(4,332)	—	—
Retirement and severance benefits recorded in prior year		(27)	—	—	—
Deposit for retirement and severance benefits insurance		—	(332)	—	—
Unrealized gain by the equity method		(273,635)	(618,690)	—	—

		(283,498)	(623,354)	(198,606)	(641,088)

	W	(79,918)	19,006	(196,646)	(638,602)

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won)
(Unaudited)

(21)	Income Taxes, Continued

(c)	Changes in significant accumulated temporary differences and tax effects for the nine months ended September 30, 2003 and the year ended December 31, 2002 are as follows:

	2003

	Beginning				Ending
	balance		Increase	Decrease	balance

Deductible temporary differences:
Securities	W	1,351	12,332	—	13,683
Retirement and severance benefit		342	—	27	315

		1,693	12,332	27	13,998

Taxable temporary differences:
Unrealized gain on securities accounted for by the equity method		(203,714)	(273,635)	(186,896)	(290,453)
Accrued income		(4,332)	(9,836)	(4,332)	(9,836)
Deposit for severance benefit insurance		(332)	—	—	(332)
Other		(4)	—	(20)	16

		(208,382)	(283,471)	(191,248)	(300,605)

Net		(206,689)			(286,607)
Unrealizable temporary differences on valuation gain on securities accounted for by the equity method		191,135			263,300

Net temporary differences		(15,554)			(23,307)
Tax effects of temporary differences		(4,619)			(6,922)
Tax effects of tax loss carryforwards		6,295			11,860

Net tax effects		1,676			4,938

Tax effects recorded in financial statements (*)	W	—			—

(*)	Tax effects on temporary differences and tax loss carryforwards are not recognized due to uncertainty of realization. Total amount of tax loss carryforwards, which are not recognized as deferred taxes, is W39,932 million, with the tax benefit maturity of W5,553 million in 2006, W14,363 million in 2007 and W20,016 million in 2008.

Shinhan Financial Group Co., Ltd.

Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won)
(Unaudited)

(21)	Income Taxes, Continued

	2002

	Beginning				Ending
	balance		Increase	Decrease	balance

Deductible temporary differences:
Investment securities	W	—	1,351	—	1,351
Retirement and severance benefit		—	342	—	342

		—	1,693	—	1,693

Taxable temporary differences:
Valuation gain on securities accounted for by the equity method		225,795	618,690	640,771	203,714
Accrued income		—	5,069	737	4,332
Deposit for severance benefit insurance		—	332	—	332
Organization costs		—	4	—	4

		225,795	624,095	641,508	208,382

Net		(225,795)			(206,689)
Unrealizable temporary differences on valuation gain accounted for by the equity method		225,195			191,135

Net temporary differences		—			(15,554)
Tax effects of temporary differences		—			(4,619)
Tax effects of tax loss carryforwards		1,340			6,295

Net tax effects		1,340			1,676

Tax effects recorded in financial statements (*)	W	—			—

(*)	Tax effects on temporary differences and tax loss carryforwards are not recognized due to uncertainty of realization. Total amount of tax loss carryforwards, which are not recognized as deferred taxes, is W21,195 million, with the tax benefit maturity of W5,553 million in 2006 and W15,642 million in 2007.

Shinhan Financial Group Co., Ltd.

Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won, except earnings per share)
(Unaudited)

(22)	Earnings Per Share

(a)	Earnings per share

Earnings per common share is calculated by dividing net earnings by the weighted average number of shares of common stock outstanding. The Company’s ordinary income and net earnings per share for the quarters and the nine months ended September 30, 2003 and 2002 are computed as follows:

	Quarter ended			Nine months ended
	September 30,			September 30,

	2003		2002	2003	2002

Net earnings for period	W	154,123	109,661	256,546	433,528
Extraordinary loss (gain)		—	—	—	—
Dividends on preferred stock		13,564	—	13,564	—

Ordinary income available for common stock		140,559	109,661	242,982	433,528
Weighted average number of common shares outstanding		292,462,433	292,360,083	292,395,265	292,350,944

Ordinary income per share in Won	W	481	375	831	1,483

Net earnings per share in Won	W	481	375	831	1,483

(b)	Diluted earnings per share

For the nine months ended September 30, 2003, if redeemable convertible preferred stock and stock options exercised, 44,720,603 share and 2,123,542 share of common stocks would be issued respectively, and if preferred stock converted into common stock on issue date, weighted average number of common shares outstanding is 300,991,441 (315,487,996 for the quarter ended September 30, 2003). Additionally, for the nine months ended September 30, 2002, if stock options exercised, 1,004,200 share of common stocks would be issued and if stock options exercised and converted into common stock on grant date, weighted average number of common shares outstanding is 292,832,813 (293,364,283 shares for the quarter ended September 30, 2002).

Details of diluted ordinary / net earnings per share due to dilutive effect for the quarter and the nine months ended September 30, 2003 and 2002 are as follows:

		Quarter ended			Nine months ended
		September 30,			September 30,

		2003		2002	2003	2002

Ordinary income available for common stock		W	140,559	109,661	242,982	433,528
Add:	Dividends on preferred stock		1,925	—	1,925	—
	Stock compensation expense		659	234	975	364

Diluted ordinary and net earnings			143,143	109,895	245,882	433,892
Weighted average number of common shares outstanding			315,487,996	293,364,283	300,991,441	292,832,813

Diluted ordinary income per share in Won		W	454	375	817	1,482

Diluted net earnings per share in Won		W	454	375	817	1,482

Shinhan Financial Group Co., Ltd.

Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won)
(Unaudited)

(22)	Earnings Per Share

(c)	Securities applicable to common shares

		Number of shares
	Convertible period	to be issued

Redeemable convertible preferred stock	Aug. 19, 2004 ~ Aug. 18, 2007	44,720,603
Stock options	May 22, 2004 ~ May 22, 2008	968,306
Stock options	May 15, 2005 ~ Jun. 15, 2009	1,155,236

		46,844,145

(d)	(Diluted) earnings per share for the quarter ended March 31, 2003 and the quarter ended June 30, 2003 and the year ended December 31, 2002 are as follows:

	Year		Quarter	Quarter
	ended		ended	ended
	December 31, 2002		March 31, 2003	June 30, 2003

Earnings per share in Won	W	2,066	193	157
Diluted earnings per share in Won		2,064	—	—

(23)	Statements of Cash Flows

Significant transactions not involving cash inflows or outflows for the quarter and nine months ended September 30, 2003 are as follows:

	Quarter		Nine months
	ended		ended
	September 30, 2003		September 30, 2003

Acquisition of securities accounted for by the equity method in exchange for the Company’s shares	W	929,559	929,559
Changes in capital adjustments due to the equity method		11,074	16,965
Changes in retained earnings due to the equity method		204	12,332
Changes in unrealized gain on available-for-sale securities		471	495
Stock options recorded as accounts receivable		1,534	3,713
Stock exchange		58	58
Amortization offsetted to retained earnings due to accounting change		—	20
Appropriations of retained earnings as legal reserve		—	60,393

Shinhan Financial Group Co., Ltd.

Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won)
(Unaudited)

(24)	Condensed Financial Statements of Subsidiaries

(a)	Balance sheets

Condensed balance sheets of subsidiaries as of September 30, 2003 and December 31, 2002 are as follows:

	2003

				Total stockholders'
Subsidiaries	Total assets		Total liabilities	equity

Shinhan Bank	W	69,439,537	66,159,451	3,280,086
Chohung Bank		62,116,003	60,145,530	1,970,473
Goodmorning Shinhan Securities		2,109,833	1,481,606	628,227
Shinhan Card		2,061,550	1,920,462	141,088
Shinhan Capital		1,125,741	1,024,859	100,882
Shinhan BNP Paribas ITMC		46,160	2,087	44,073
Jeju Bank		1,748,170	1,649,461	98,709
SH&C Life Insurance		34,013	6,721	27,292
e-Shinhan		4,384	284	4,100
Shinhan Macquarie		5,379	4,738	641
Shinhan Credit Information		10,756	7,959	2,797

	W	138,701,526	132,403,158	6,298,368

	2002

				Total stockholders'
Subsidiaries	Total assets		Total liabilities	equity

Shinhan Bank	W	58,889,402	56,028,923	2,860,479
Goodmorning Shinhan Securities		1,570,244	982,268	587,976
Shinhan Card		2,473,694	2,226,234	247,460
Shinhan Capital		960,234	876,551	83,683
Shinhan BNP Paribas ITMC		47,081	1,918	45,163
Jeju Bank		1,800,648	1,699,577	101,071
SH&C Life Insurance		29,738	478	29,260
e-Shinhan		5,758	475	5,283
Shinhan Macquarie		3,503	2,675	828
Shinhan Credit Information		3,931	810	3,121

	W	65,784,233	61,819,909	3,964,324

Shinhan Financial Group Co., Ltd.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won)
(Unaudited)

(24)	Condensed Financial Statements of Subsidiaries, Continued

(b)	Statements of Earnings

Condensed statements of earnings of subsidiaries for the quarter and the nine months ended September 30, 2003 and 2002 are as follows:

	Nine months ended September 30, 2003

	Operating		Operating	Operating	Ordinary	Net earnings
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)

Shinhan Bank	W	3,545,995	3,105,200	440,795	445,889	313,075
Chohung Bank		4,100,326	4,789,302	(688,976)	(714,352)	(758,378)
Goodmorning Shinhan Securities		469,782	453,755	16,027	51,335	30,540
Shinhan Card		318,427	425,039	(106,612)	(106,611)	(106,372)
Shinhan Capital		116,820	94,822	21,998	17,833	12,508
Shinhan BNP Paribas ITMC		9,456	8,616	840	1,294	907
Jeju Bank		103,343	105,256	(1,913)	(852)	1,177
SH&Clife Insurance		2,587	4,279	(1,692)	(2,674)	(2,674)
e-Shinhan		1,395	2,619	(1,224)	(1,182)	(1,182)
Shinhan Macquarie		5,323	5,613	(290)	(133)	(463)
Shinhan Credit Information		13,363	13,774	(411)	(452)	(323)

	W	8,686,817	9,008,275	(321,458)	(309,905)	(511,185)

	Nine months ended September 30, 2002

	Operating		Operating	Operating	Ordinary	Net earnings
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)

Shinhan Bank	W	3,658,132	2,992,681	665,451	626,350	444,766
Goodmorning Shinhan Securities (*)		272,755	273,268	(513)	(8,486)	17,836
Shinhan Card		126,562	121,235	5,327	5,263	3,684
Shinhan Capital		115,354	105,999	9,355	9,710	6,786
Shinhan BNP Paribas ITMC		9,351	4,960	4,391	4,239	3,317
Jeju Bank		107,207	93,198	14,009	12,313	12,313
e-Shinhan		1,552	2,499	(947)	(847)	(847)
Shinhan Macquarie		3,197	4,203	(1,006)	(1,453)	(141)
Shinhan Credit Information		553	846	(293)	(275)	(275)

	W	4,294,663	3,598,889	695,774	646,814	487,439

(*)	Operating results from April 1, 2002 to September 30, 2002 reflected.

Shinhan Financial Group Co., Ltd.

Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won)
(Unaudited)

(24)	Condensed Financial Statements of Subsidiaries, Continued

	Quarter ended September 30, 2003

	Operating		Operating	Operating	Ordinary	Net earnings
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)

Shinhan Bank	W	1,218,334	1,014,893	203,441	226,502	161,375
Chohung Bank		1,303,293	1,616,382	(313,089)	(320,298)	(339,096)
Goodmorning Shinhan Securities		167,964	163,681	4,283	5,064	6,932
Shinhan Card		111,461	144,176	(32,715)	(32,689)	(32,689)
Shinhan Capital		47,369	38,851	8,518	5,643	3,911
Shinhan BNP Paribas ITMC		3,185	1,740	1,445	1,457	1,027
Jeju Bank		33,842	33,712	130	119	119
SH&Clife Insurance		1,206	2,250	(1,044)	(1,055)	(1,055)
e-Shinhan		314	807	(493)	(472)	(472)
Shinhan Macquarie		2,241	1,335	906	889	889
Shinhan Credit Information		7,481	8,961	(1,480)	(1,541)	(1,096)

	W	2,896,690	3,026,788	(130,098)	(116,381)	(200,155)

	Quarter ended September 30, 2002

	Operating		Operating	Operating	Ordinary	Net earnings
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)

Shinhan Bank	W	1,249,066	1,037,047	212,019	197,631	138,767
Goodmorning Shinhan Securities		147,738	171,579	(23,841)	(28,640)	(20,096)
Shinhan Card		96,393	96,711	(318)	(359)	(263)
Shinhan Capital		28,439	25,966	2,473	1,158	791
Shinhan BNP Paribas ITMC		3,343	1,713	1,630	1,691	1,191
Jeju Bank		37,764	32,322	5,442	2,050	2,050
e-Shinhan		688	972	(284)	(245)	(245)
Shinhan Macquarie		312	1,099	(787)	(794)	(493)
Shinhan Credit Information		553	846	(293)	(275)	(275)

	W	1,564,296	1,368,255	196,041	172,217	121,427

(25)	Financing and Operating Status of the Company and Subsidiaries

The financing and operating status of the Company and its subsidiaries as of September 30, 2003 and December 31, 2002 are as follows:

(a)	Financing

	2003

Subsidiaries	Deposits		Borrowings	Debentures (*)	Total

The Company	W	—	149,006	1,679,340	1,828,346
Shinhan Bank		39,945,600	11,348,221	8,989,361	60,283,182
Chohung Bank		42,454,277	5,652,867	6,585,203	54,692,347
Goodmorning Shinhan Securities		610,798	245,917	161,000	1,017,715
Shinhan Card		—	1,604,388	259,976	1,864,364
Shinhan Capital		—	768,529	114,765	883,294
Jeju Bank		1,417,282	101,429	35,000	1,553,711

	W	84,427,957	19,870,357	17,824,645	122,122,959

(*)	Net of discounts on debentures

Shinhan Financial Group Co., Ltd.

Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won)
(Unaudited)

(25)	Financing and Operating Status of the Company and Subsidiaries

	2002

Subsidiaries	Deposits		Borrowings	Debentures (*)	Total

The Company	W	—	36,012	732,030	768,042
Shinhan Bank		35,183,537	10,598,668	6,068,826	51,851,031
Goodmorning Shinhan Securities		540,521	147,876	200,000	888,397
Shinhan Card		—	613,743	1,559,776	2,173,519
Shinhan Capital		—	702,570	72,912	775,482
Jeju Bank		1,414,150	106,252	35,000	1,555,402

	W	37,138,208	12,205,121	8,668,544	58,011,873

(*) Net of discounts on debentures

(b)	Operating assets

	2003

				Cash and due
Subsidiaries	Loans (*)		Securities	from bank	Total

The Company	W	1,816,988	5,938,663	25,654	7,781,305
Shinhan Bank		47,855,307	14,464,389	1,604,047	63,923,743
Chohung Bank		44,160,323	10,430,372	412,870	55,003,565
Goodmorning Shinhan Securities		133,045	873,915	719,522	1,726,482
Shinhan Card		1,866,536	159,195	334	2,026,065
Shinhan Capital		897,214	57,251	40,900	995,365
Shinhan BNP Paribas ITMC		155	10,188	28,009	38,352
Jeju Bank		1,325,061	255,031	16,146	1,596,238
SH&C Life Insurance		—	16,065	13,225	29,290
e-Shinhan		36	109	2,750	2,895
Shinhan Macquarie		—	—	1,206	1,206
Shinhan Credit Information		—	—	1,053	1,053

	W	98,054,665	32,205,178	2,865,716	133,125,559

(*) Net of allowance for loan losses and present value discounts

	2002

				Cash and due
Subsidiaries	Loans (*)		Securities	from bank	Total

The Company	W	765,281	3,991,863	10,613	4,767,757
Shinhan Bank		40,579,006	13,855,009	1,138,414	55,572,429
Goodmorning Shinhan Securities		125,736	456,500	575,506	1,157,742
Shinhan Card		2,439,076	—	15	2,439,091
Shinhan Capital		746,743	57,947	16,668	821,358
Shinhan BNP Paribas ITMC		443	12,981	29,813	43,237
Jeju Bank		1,319,099	276,867	9,673	1,605,639
SH&C Life Insurance		—	14,728	13,327	28,055
e-Shinhan		51	382	3,718	4,151
Shinhan Macquarie		—	—	169	169
Shinhan Credit Information		—	—	1,398	1,398

	W	45,975,435	18,666,277	1,799,314	66,441,026

(*) Net of allowance for loan losses and present value discounts

Shinhan Financial Group Co., Ltd.

Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won)
(Unaudited)

(26)	Contribution of Subsidiaries to the Company’s Net Earning

Effects under the equity method on the Company’s net earnings for the quarters and the nine months ended September 30, 2003 and 2002 are as follows:

	Quarter ended			Nine months ended
	September 30, 2003			September 30, 2003

	Amount		Ratio (%)	Amount		Ratio (%)

Valuation gain accounted for by the equity method on:
Shinhan Bank	W	161,373	100.95	W	313,325	114.51
Chohung Bank		28,531	17.85		28,531	10.43
Goodmorning Shinhan Securities		(194)	(0.12)		9,966	3.64
Shinhan Card		(33,789)	(21.13)		(101,072)	(36.94)
Shinhan Capital		4,148	2.59		22,564	8.25
Shinhan BNP Paribas ITMC		514	0.32		454	0.17
Jeju Bank		387	0.24		2,170	0.79
SH&C Life Insurance		(528)	(0.33)		(1,337)	(0.49)
e-Shinhan		(348)	(0.22)		(871)	(0.32)
Shinhan Macquarie		327	0.20		(96)	(0.04)
Shinhan Credit Information		(559)	(0.35)		1	0.00

		159,862	100.00		273,635	100.00

Other income		31,819			73,792
Other expense		(37,558)			(90,880)

Net earnings for the period	W	154,123			256,547

	Quarter ended			Nine months ended
	September 30, 2002			September 30, 2002

	Amount		Ratio (%)	Amount		Ratio (%)

Valuation gain accounted for by the equity method on:
Shinhan Bank	W	138,767	105.17	W	444,763	95.87
Shinhan Securities		(13,705)	(10.39)		(5,735)	(1.24)
Shinhan Card		(263)	(0.20)		3,684	0.79
Shinhan Capital		3,002	2.28		12,366	2.67
Shinhan ITMC		1,191	0.90		3,317	0.72
Jeju Bank		3,659	2.78		6,488	1.40
e-Shinhan		(181)	(0.14)		(624)	(0.13)
Shinhan Macquarie		(251)	(0.19)		(81)	(0.02)
Good Morning Securities		(275)	(0.21)		(275)	(0.06)

		131,944	100.00		463,903	100.00

Other income		6,044			18,820
Other expense		(28,325)			(49,195)

Net earnings for the period	W	109,661			433,528

Shinhan Financial Group Co., Ltd.

Notes to Non-Consolidated Financial Statements, Continued
September 30, 2003
(In millions of Won)
(Unaudited)

(27)	Allowance for Loan Losses of the Company and its Subsidiaries

For the nine months ended September 30, 2003 and the year ended December 31, 2002, the changes in allowance for loan losses of the Company and its subsidiaries are as follows:

	2003				2002

	Beginning		Increase	Ending	Beginning	Increase	Ending
	balance		(decrease)	balance	balance	(decrease)	balance

The Company	W	3,846	5,285	9,131	1,472	2,374	3,846
Shinhan Bank		565,844	360,285	926,129	567,344	(1,500)	565,844
Chohung Bank		1,604,607	59,377	1,663,984	—	—	—
Goodmorning Shinhan Securities (*) (**)		87,442	(50,048)	37,394	82,609	4,833	87,442
Shinhan Card		96,074	32,244	128,318	—	96,074	96,074
Shinhan Capital (*)		33,787	(24,211)	9,576	102,454	(68,667)	33,787
Shinhan BNP Paribas ITMC		8	6	14	25	(17)	8
Jeju Bank (*)		29,318	4,096	33,414	26,952	2,366	29,318
e-Shinhan		1	1	2	—	1	1
Shinhan Macquarie		22	17	39	21	1	22

	W	2,420,949	387,052	2,808,001	780,877	35,465	816,342

(*)	Amounts include additional allowance for loan losses of W1,659 million and W12,952 million as of September 30, 2003 and December 31, 2002, respectively.

(**)	Beginning balance in 2002 was Good Morning Securities’ allowance for loan losses as of March 30, 2002.

(28)	Economic Environment

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.